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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Array Biopharma Inc.

(Name of Issuer)

COMMON STOCK, $.001 par value

(Title of Class of Securities)

04269X105 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. 04269X105	13G	Page 2 of 4

Schedule 13G

Item 1.	(a)	Name of Issuer: Array Biopharma Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices: 3200 Walnut Street, Boulder, Colorado 80301

Item 2.	(a)

Names of Persons Filing: Frazier Healthcare II, L.P., FHM II, L.L.C., Frazier Management, L.L.C., Frazier & Company, Inc. and Alan D. Frazier.

The sole general partner of Frazier Healthcare II, L.P. is FHM II, L.L.C., whose managing member is Frazier Management, L.L.C. The managing member of Frazier Management, L.L.C. is Frazier & Company, Inc. The controlling shareholder of Frazier & Company, Inc. is Alan D. Frazier.

Item 2.	(b)	Address of Principal Business Office or, if None, Residence: The address of the principal business office of Frazier Healthcare II, L.P., FHM II, L.L.C., Frazier Management, L.L.C., Frazier & Company, Inc. and Alan D. Frazier is 601 Union Street, Two Union Square, Suite 3200, Seattle, WA 98101.

Item 2.	(c)	Citizenship: Frazier Healthcare II, L.P. is a limited partnership organized under the laws of the State of Delaware. FHM II, L.L.C. and Frazier Management, L.L.C. are each a limited liability company organized under the laws of the State of Delaware. Frazier & Company, Inc. is a corporation organized under the laws of the State of Washington. Alan D. Frazier is a citizen of the United States.

Item 2.	(d)	Title of Class of Securities: Common Stock, $.001 par value.

Item 2.	(e)	CUSIP Number: 04269X105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

None.

Item 4.	Ownership.

As of December 31, 2003, each reporting person has ceased to own beneficially more than five percent of the outstanding Common Stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

All other items reported on the Schedule 13G dated as of December 31, 2000 and filed on behalf of the reporting persons with respect to the Common Stock of the Issuer remain unchanged.

[SIGNATURE PAGE FOLLOWS IMMEDIATELY]

CUSIP No. 0469X105	13G	Page 3 of 4

Signatures

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned also hereby agrees to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 11, 2004

FRAZIER HEALTHCARE II, L.P.

By:	FHM II, L.L.C. Its General Partner
	By:	Frazier Management, L.L.C.
Its Managing Member
		By:	Frazier & Company, Inc.
Its Managing Member

			By:	/s/ Alan D. Frazier

Alan D. Frazier, President

FHM II, L.L.C.

By:	Frazier Management, L.L.C. Its Managing Member
	By:	Frazier & Company, Inc.
Its Managing Member

		By:	/s/ Alan D. Frazier

Alan D. Frazier, President

FRAZIER MANAGEMENT, L.L.C.

By:	Frazier & Company, Inc. Its Managing Member

	By:	/s/ Alan D. Frazier
Alan D. Frazier, President

FRAZIER & COMPANY, INC.

By:	/s/ Alan D. Frazier

Alan D. Frazier, President, Director and Shareholder

ALAN D. FRAZIER

/s/ Alan D. Frazier

CUSIP No. 0469X105	13G	Page 4 of 4

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Array Biopharma Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 11th day of February, 2004.

FRAZIER HEALTHCARE II, L.P.

By:	FHM II, L.L.C. Its General Partner
	By:	Frazier Management, L.L.C.
Its Managing Member
		By:	Frazier & Company, Inc.
Its Managing Member

			By:	/s/ Alan D. Frazier

Alan D. Frazier, President

FHM II, L.L.C.

By:	Frazier Management, L.L.C. Its Managing Member
	By:	Frazier & Company, Inc.
Its Managing Member

		By:	/s/ Alan D. Frazier

Alan D. Frazier, President

FRAZIER MANAGEMENT, L.L.C.

By:	Frazier & Company, Inc. Its Managing Member

	By:	/s/ Alan D. Frazier
Alan D. Frazier, President

FRAZIER & COMPANY, INC.

By:	/s/ Alan D. Frazier

Alan D. Frazier, President, Director and Shareholder

ALAN D. FRAZIER

/s/ Alan D. Frazier